Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

FOR IMMEDIATE RELEASE	For further information, contact
	Wesley Davidson	708-450-3145
	Doug Craney	708-450-3117

Alberto-Culver Company Announces Record Fiscal First Quarter Results

Melrose Park, IL, (January 26, 2006) – Alberto-Culver Company (NYSE: ACV) today announced continued record sales and record profits for the fiscal year 2006 first quarter, which ended on December 31, 2005. First quarter sales increased 6.0% to $898.3 million while net earnings in the first quarter of 2006 increased 5.4% to $52.1 million including stock option expense and the non-cash charge discussed below. Including stock option expense and the non-cash charge, diluted net earnings per share were 56 cents in the current quarter versus 53 cents last year with basic net earnings per share of 57 cents compared to 54 cents in the prior year.

Excluding stock option expense and the non-cash charge, pre-tax earnings were up 11.0% in the fiscal year 2006 first quarter to $88.6 million from $79.8 million in the prior year. Diluted net earnings per share were 61 cents compared to 56 cents last year and basic net earnings per share improved to 62 cents from 57 cents in 2005. Had foreign exchange rates this year been the same as fiscal 2005, diluted net earnings per share would have been higher by one cent.

Alberto-Culver Company Chairman of the Board, Carol L. Bernick said, “Fiscal year 2006 is off to an excellent start as we report a record quarter for Alberto-Culver Company and each of our key operating units — consumer products and Sally Beauty. Each of the environments in which we compete remains challenging, but we continue to find creative and innovative ways to grow. As announced earlier this month, we have reached an agreement to spin-off our Sally/BSG business and merge it with Regis Corporation. We believe this is both consistent with our commitment to building long-term shareholder value and recognizing that the rapid growth of Sally and consumer products is increasingly creating conflicts with our major vendors and trade partners. After the closing of this merger, Alberto-Culver will be focused solely on its consumer brands. I can assure you that we are dedicated and optimistic about our ability to sustain continued growth for our shareholders both in the professional beauty business from the Sally-Regis combination and through the continuing growth of our consumer brands.”

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Alberto-Culver Company Announces Record Fiscal First Quarter Results	Page 2

Commenting on the quarter, Alberto-Culver President and Chief Executive Officer Howard Bernick said, “I am very pleased with the results of our first quarter. In many respects, the results of this quarter are even more impressive given the strong comparables from the prior year’s first quarter excellent growth rates. TRESemmé along with Alberto VO5, St. Ives and our Pro-Line brands, continues to lead the way in building our global consumer products business. In the U.K., where TRESemmé was launched more than a year ago, we again produced double-digit sales growth during the first quarter. In the U.S., we opened a new 450,000 square foot Midwest distribution facility for our consumer products business allowing us to better serve our customers while becoming more efficient and providing for future expansion opportunities. We also continued to set the stage for the successful launch of Nexxus into the food, mass and drug channel early in the second fiscal quarter. The whole transition of taking Nexxus from a salon-only brand to mass retail distribution in less than nine months has truly been a dedicated multi-functional team effort directed by Jim Marino, President Alberto-Culver Consumer Products Worldwide. I am both excited and optimistic about the future of Nexxus and its ability to complement Alberto-Culver’s consumer products portfolio.”

“Sally Beauty Supply, the world’s largest marketer and distributor of professional salon products, delivered another consistent growth quarter and recorded a double-digit rate of earnings increase in a challenging retail environment. We ended the quarter with 2,441 Sally stores in the U.S., Canada, Mexico, Puerto Rico, the U.K., Ireland, Germany and Japan and our Beauty Systems Group had 826 stores and 1,218 professional distributor sales consultants at December 31, 2005,” added Mr. Bernick.

Mr. Bernick continued, “In reflecting on the recently announced tax-free spin/merge transaction between Sally/BSG and Regis Corporation, I have spent considerable time recently visiting with many of our institutional shareholders with Paul Finkelstein, Chairman and Chief Executive Officer of Regis Corporation. Together we are both in agreement that there are significant future benefits available through this transaction. I believe that important long-term benefits will accrue to Alberto-Culver and Regis shareholders in the years ahead as a result of this exciting combination and from the continuing growth that can be produced by our very strong consumer products team than would be the case if both companies had maintained their status quo structures.”

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Alberto-Culver Company Announces Record Fiscal First Quarter Results	Page 3

Also announced today, the Company’s board of directors approved the regular 11.5 cent quarterly cash dividend. The dividend will be paid on February 17, 2006 to shareholders of record on February 6, 2006.

Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (R) pertaining to the expensing of stock options. As allowed by the statement, the Company elected not to restate its previously issued financial statements and instead adopted SFAS No. 123 (R) on a “modified prospective” basis. The Company recorded stock option expense in the first quarter of fiscal year 2006 that reduced operating earnings by $7.0 million, provision for income taxes by $2.5 million, net earnings by $4.5 million and basic and diluted net earnings per share by 5 cents. The stock option expense recorded in the first quarter of fiscal year 2006 had no effect on the operating profits or cash flows of the Company’s business segments or on the consolidated cash flows of the Company.

Prior to the adoption of SFAS No. 123 (R), U.S. generally accepted accounting principles (GAAP) required that the Company record a non-cash charge due to the remeasurement of the intrinsic value of stock options affected by the November, 2003 conversion to a single class of common stock. GAAP did not allow the Company to record the entire non-cash charge related to the share conversion immediately when it took place during the fiscal 2004 first quarter. In fiscal year 2005, the non-cash charge reduced pre-tax earnings in the first quarter by $3.8 million ($2.5 million after tax). Due to the adoption of SFAS No. 123 (R) effective October 1, 2005, the amount of the non-cash charge impacting the first quarter of fiscal year 2006 was nearly zero. The non-cash charge relates to a change in the capital structure of the Company rather than the normal operations of the Company’s core businesses and had no effect on the operating profits or cash flows of the Company’s business segments or on the consolidated cash flows of the Company.

Due to the disclosure of financial results excluding stock option expense and the non-cash charge related to the conversion to a single class of common stock, this press release contains certain non-GAAP financial measures as defined by Regulation G of the Securities and Exchange Commission. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures is included as a schedule to this release and can also be found on the Company’s web site at www.alberto.com.

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Alberto-Culver Company Announces Record Fiscal First Quarter Results	Page 4

Mr. Bernick said the Company would discuss first quarter fiscal year 2006 results with investors in a call to be held later today (Thursday, January 26) at 3 p.m. ET. The dial-in numbers for the call are 800-819-9193 or 913-981-4911. The numbers for a replay of the conference call are 888-203-1112 or 719-457-0820 and will be available through Sunday, February 26, 2006. The pass code is 4728793.

The call and a replay will also be available on the internet for 30 days at www.alberto.com in the Investing Section, and at www.earnings.com.

About the Alberto-Culver Company

Alberto-Culver Company manufactures, distributes and markets leading personal care products including Alberto VO5, St. Ives, TRESemmé and Nexxus in the United States and internationally. Several of its household/grocery products including Mrs. Dash and Static Guard are niche category leaders in the U.S. Its Pro-Line International unit is the second largest producer in the world of products for the ethnic hair care market with leading brands including Motions and Soft & Beautiful. Its Cederroth International unit is a major consumer goods marketer in the Nordic countries. Sally Beauty Company is the world’s number one marketer of professional beauty care products through its chain of domestic and international Sally stores. Beauty Systems Group is a network of stores and professional sales consultants selling exclusive professional beauty care brands such as Matrix, Redken, Paul Mitchell, Wella, L’Oreal, Graham Webb and Sebastian exclusively to salon owners, salon professionals and franchisees.

On January 10, 2006, the Company announced an agreement to spin-off its Beauty Supply Distribution business consisting of Sally Beauty Supply and Beauty Systems Group and merge it with the Regis Corporation (NYSE: RGS). A press release announcing this contemplated transaction can be found in the Investing section at www.alberto.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the pattern of brand sales; competition within the relevant product markets; risks inherent in acquisitions, divestitures and strategic alliances; loss of one or more key employees; loss of

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Alberto-Culver Company Announces Record Fiscal First Quarter Results	Page 5

distributorship rights; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. In addition, the following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements with respect to the benefits of the business combination transaction involving Alberto-Culver and Regis: the failure of Alberto-Culver and Regis shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; and events outside the control of Alberto-Culver or Regis that negatively affect the intended tax free nature of the combination transaction involving Alberto-Culver and Regis. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Report on Form 10-K of Alberto-Culver filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver or Regis and Alberto-Culver and Regis will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus, which will be mailed to security holders, and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Wesley C. Davidson, Vice President, Corporate Development and Investor Relations at 708-450-3145. Documents filed with the SEC by Regis Corporation will be available free of charge by contacting Regis, Jack Nielsen, Director of Finance, Investor Relations and Investment Benefits, at 952-947-7000.

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Alberto-Culver Company Announces Record Fiscal First Quarter Results	Page 6

The respective directors and executive officers of Alberto-Culver and Regis and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005, and information regarding Regis’ directors and executive officers is available in its proxy statement filed with the SEC by Regis on September 26, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Alberto-Culver Company Announces Record Fiscal First Quarter Results	Page 7

Consolidated Condensed Statements of Earnings (Unaudited)

(in thousands, except per share data)

Three Months Ended December 31, 2005 and 2004	2005	2004
Net sales	$898,265	847,534
Cost of products sold	448,363	421,473

Gross profit	449,902	426,061
Advertising, marketing, selling and administrative *	366,736	344,509
Non-cash charge related to conversion to one class of common stock **	1	3,790

Operating earnings	83,165	77,762
Interest expense, net	1,549	1,734

Earnings before income taxes	81,616	76,028
Provision for income taxes	29,513	26,610

Net earnings	$52,103	49,418

Net earnings per share:
Basic	$.57	.54
Diluted	$.56	.53

Weighted average shares outstanding:
Basic	91,846	90,703
Diluted	92,467	92,450

*	Advertising, marketing, selling and administrative expenses include $6,956 of stock option expense recorded in accordance with SFAS No. 123 (R), which was adopted effective October 1, 2005.
**	The non-cash charge relates to the remeasurement of stock options affected by the conversion to one class of common stock.

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Alberto-Culver Company Announces Record Fiscal First Quarter Results	Page 8

Consolidated Condensed Balance Sheets (Unaudited)

(in thousands)

	December 31
	2005	2004
Assets
Cash, cash equivalents and short-term investments	$177,602	126,491
Accounts receivable, net	277,133	243,817
Inventories	716,629	688,028
Other current assets	49,060	45,319

Total current assets	1,220,424	1,103,655
Property, plant and equipment, net	346,865	313,945
Goodwill and trade names	685,732	646,528
Other assets, net	87,092	83,539

Total assets	$2,340,113	2,147,667

Liabilities and Stockholders’ Equity
Short-term borrowings and current maturities of long-term debt	$922	539
Accounts payable, accrued expenses and income taxes	534,040	517,691

Total current liabilities	534,962	518,230
Long-term debt	124,271	141,368
Other liabilities and deferred taxes	104,388	96,792
Stockholders’ equity	1,576,492	1,391,277

Total liabilities and stockholders’ equity	$2,340,113	2,147,667

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Alberto-Culver Company Announces Record Fiscal First Quarter Results	Page 9

Segment Data (Unaudited)

(in thousands)

Three Months Ended December 31, 2005 and 2004	2005	2004
Net Sales:
Global Consumer Products	$318,905	303,735
Beauty Supply Distribution:
Sally Beauty Supply	349,982	337,791
Beauty Systems Group	236,373	213,019

Total	586,355	550,810
Eliminations	(6,995)	(7,011)

	$898,265	847,534

Earnings Before Income Taxes:
Global Consumer Products	$31,423	27,404
Beauty Supply Distribution:
Sally Beauty Supply	47,273	42,058
Beauty Systems Group	16,839	15,161

Total	64,112	57,219

Segment operating profit	95,535	84,623
Unallocated expenses	(5,413)	(3,071)
Stock option expense*	(6,956)	—
Non-cash charge related to conversion to one class of common stock**	(1)	(3,790)
Interest expense, net	(1,549)	(1,734)

	$81,616	76,028

*	Beginning October 1, 2005, the Company has recorded stock option expense in accordance with SFAS No. 123 (R).
**	The non-cash charge relates to the remeasurement of stock options affected by the conversion to one class of common stock.

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Alberto-Culver Company Announces Record Fiscal First Quarter Results	Page 10

Schedule - Reconciliation of Non-GAAP Financial Measures

The Company’s press release announcing results of operations for the three months ended December 31, 2005 includes references to certain of the following “non-GAAP financial measures” as defined by Regulation G of the Securities and Exchange Commission:

•	Pre-tax earnings excluding stock option expense and the non-cash charge

•	Net earnings excluding stock option expense and the non-cash charge

•	Basic net earnings per share excluding stock option expense and the non-cash charge

•	Diluted net earnings per share excluding stock option expense and the non-cash charge

•	Organic sales growth

As discussed in the press release, the Company has recorded stock option expense in accordance with SFAS No. 123 (R) and a non-cash charge related to the Company’s conversion to one class of common stock, both of which affected its financial results in the first quarter of fiscal year 2006. The non-cash charge also affected the first quarter of fiscal year 2005.

Effective October 1, 2005, the Company adopted SFAS No. 123 (R) pertaining to the expensing of stock options. As allowed by the statement, the Company elected not to restate its previously issued financial statements and instead adopted SFAS No. 123 (R) on a “modified prospective” basis. The Company recorded stock option expense in the first quarter of fiscal year 2006 that reduced operating earnings by $7.0 million, provision for income taxes by $2.5 million, net earnings by $4.5 million and basic and diluted net earnings per share by 5 cents. The stock option expense recorded in the first quarter of fiscal year 2006 had no effect on the operating profits or cash flows of the Company’s business segments or on the consolidated cash flows of the Company.

Prior to the adoption of SFAS No. 123 (R), GAAP required that the Company record a non-cash charge due to the remeasurement of the intrinsic value of stock options affected by the November, 2003 conversion to a single class of common stock. GAAP did not allow the Company to record the entire non-cash charge related to the share conversion immediately when it took place during the fiscal 2004 first quarter. In fiscal year 2005, the non-cash charge reduced pre-tax earnings in the first quarter by $3.8 million ($2.5 million after tax). Due to the adoption of SFAS No. 123 (R) effective October 1, 2005, the amount of the non-cash charge impacting the first quarter of fiscal year 2006 was nearly zero. The non-cash charge relates to a change in the capital structure of the Company rather than the normal operations of the Company’s core businesses and had no effect on the operating profits or cash flows of the Company’s business segments or on the consolidated cash flows of the Company.

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Alberto-Culver Company Announces Record Fiscal First Quarter Results	Page 11

Schedule - Reconciliation of Non-GAAP Financial Measures (continued)

Reconciliations of these non-GAAP financial measures to their most directly comparable financial measures under GAAP for the three months ended December 31, 2005 and 2004 are as follows (in thousands, except per share data):

	Three Months Ended December 31
	2005	2004
Pre-tax earnings, as reported	$81,616	76,028
Stock option expense	6,956	—
Non-cash charge related to conversion to one class of common stock	1	3,790

Pre-tax earnings excluding stock option expense and non-cash charge	$88,573	79,818

Net earnings, as reported	$52,103	49,418
Stock option expense, net of income taxes	4,452	—
Non-cash charge related to conversion to one class of common stock, net of income taxes	1	2,464

Net earnings excluding stock option expense and non-cash charge	$56,556	51,882

Basic net earnings per share, as reported	$.57	.54
Stock option expense, net of income taxes	.05	—
Non-cash charge related to conversion to one class of common stock, net of income taxes	—	.03

Basic net earnings per share excluding stock option expense and non-cash charge	$.62	.57

Diluted net earnings per share, as reported	$.56	.53
Stock option expense, net of income taxes	.05	—
Non-cash charge related to conversion to one class of common stock, net of income taxes	—	.03

Diluted net earnings per share excluding stock option expense and non-cash charge	$.61	.56

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Alberto-Culver Company Announces Record Fiscal First Quarter Results	Page 12

Schedule - Reconciliation of Non-GAAP Financial Measures (continued)

A reconciliation of organic sales growth, a non-GAAP financial measure, to its most directly comparable financial measure under GAAP for the three months ended December 31, 2005 and 2004 is as follows:

	Three Months Ended December 31
	2005	2004
Net sales growth, as reported	6.0%	10.8%
Impact of foreign exchange	1.1	(2.0)
Impact of acquisitions	(3.8)	(4.5)
Impact of divestiture	0.4	1.2

Organic sales growth	3.7%	5.5%

Management uses these non-GAAP financial measures to evaluate the performance of the Company and believes the presentation of these amounts provides the reader with information necessary to analyze the Company’s normal operations for the periods compared.

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